Agricore United™

May 10, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   May 10, 2004 (Agricore United Acquires Full Ownership of Prairie Mountain Agri Ltd.)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

5/18

SEC File No. 82-34725

Agricore United

AGRICORE UNITED ACQUIRES FULL OWNERSHIP OF PRAIRIE MOUNTAIN AGRI LTD.

May 10, 2004 (Winnipeg) – Agricore United announced today that an agreement has been reached to purchase James Richardson International's (JRI) interest in Prairie Mountain Agri Ltd. (PMA) in Roblin, Manitoba, about 250 kilometers northwest of Brandon. Financial terms of the transaction were not disclosed.

PMA was established in 1998 as a joint venture between Agricore United and JRI and provides crop production services and grain handling at its high throughput elevator, which is capable of loading 50 railcars in 12 hours.

After a review of the business by both joint venture owners it was decided that it was in the best interests of the business and service to customers for one company to have full ownership.

Ron Enns, Vice President, Country Operations for Agricore United says that for staff and customers, it will be business as usual at the site. "Overall, we anticipate PMA customers will continue to receive the same quality service they've come to expect from the staff in Roblin," says Enns.

PMA General Manager, Dale Rands said, "The PMA staff look forward to working with AU and the opportunities that this brings to our customers."

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

For more information, contact:

Blair Rutter
Agricore United
(204) 944-5532